FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

29 October 2018

HSBC HOLDINGS PLC
3Q 2018 EARNINGS RELEASE
AUDIO WEBCAST AND CONFERENCE CALL

There will be an audio webcast presentation and conference call today for investors and analysts. The speakers will be: John Flint, Group Chief Executive; and Iain Mackay, Group Finance Director.

A copy of the presentation to investors and analysts is attached and is also available to view and download at http://www.hsbc.com/investor-relations/events-and-presentations. Full details of how to access the conference call appear below and details of how to access the webcast can also be found at: www.hsbc.com/investor-relations/group-results-and-reporting

http://www.rns-pdf.londonstockexchange.com/rns/4994F_1-2018-10-29.pdf

Time: 7.30am (London); 3.30pm (Hong Kong); and 3.30am (New York).

Conference call access numbers:
Restrictions may exist when accessing freephone/toll-free numbers using a mobile telephone.

Passcode: 7691077
	Toll-free	Toll
UK	0808 238 1616
US	1 866 551 9263
Hong Kong	800 967131
International		+44 (0) 2071 928727

Replay access details from Monday, 29 October 2018, 10:45 GMT (available until Thursday, 29 November 2018, 10:45 GMT):

Passcode: 7691077
	Toll-free	Toll
UK	0808 238 0667	0844 571 8951
US		+1 (917) 677-7532
Hong Kong		5808 5596
International		+44 (0) 333 300 9785

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,800 offices in 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,603bn at 30 September 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 29 October 2018